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                                                                      EXHIBIT 12

                       JOHNSON & JOHNSON AND SUBSIDIARIES

       STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN MILLIONS)

                                                              FISCAL YEAR ENDED
                                     --------------------------------------------------------------------
                                     DECEMBER 30,   DECEMBER 31,   JANUARY 2,   JANUARY 3,   DECEMBER 28,
                                         2001           2000          2000       1999(2)         1997
                                     ------------   ------------   ----------   ----------   ------------
Determination of Earnings:
  Earnings Before Provision for
     Taxes on Income...............     $7,898         6,868         5,877        4,333         4,342
  Fixed Charges....................        245           292           337          269           260
                                        ------         -----         -----        -----         -----
          Total Earnings as
            Defined................     $8,143         7,160         6,214        4,602         4,602
                                        ======         =====         =====        =====         =====
Fixed Charges and Other:
  Rents............................         92            88            82           83            81
  Interests........................        153           204           255          186           179
                                        ------         -----         -----        -----         -----
          Fixed Charges............        245           292           337          269           260
  Capitalized Interest.............         95            97            84           73            41
                                        ------         -----         -----        -----         -----
          Total Fixed Charges......     $  340           389           421          342           301
                                        ======         =====         =====        =====         =====
Ratio of Earnings to Fixed
  Charges..........................      23.95         18.41         14.76        13.46         15.29
                                        ======         =====         =====        =====         =====

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(1) The ratio of earnings to fixed charges represents the historical ratio of
    Johnson & Johnson and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

(2) Earnings for the year ended January 3, 1999 include charges related to restructuring of $613 million and in-process research and development charges of $298 million. Excluding the effect of these charges, the ratio of earnings to fixed charges would have been 16.12.